DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCI [redacted]

07047009

February 26, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 2/26/2007

Re: The Home Depot, Inc.
Incoming letter dated January 8, 2007

Dear Mr. Grabar:

This is in response to your letter dated January 8, 2007 concerning the shareholder proposal submitted to Home Depot by Evelyn Y. Davis. We also have received a letter from the proponent dated January 16, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 0 6 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
MAR 1 2 2007
B
THOMSON
FINANCIAL

cc: Evelyn Y. Davis
Watergate Office Building, Suite 215
2600 Virginia Ave., N.W.
Washington, DC 20037

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC · PARIS · BRUSSELS
LONDON · MOSCOW · FRANKFURT · COLOGNE
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Writer's Direct Dial (212) 225-2414
E-Mail ngrabar@cgsh com

January 8, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Evelyn Davis

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "Proposal"), dated June 21, 2006, made by Evelyn Y. Davis (the "Proponent"). The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to the Proponent. Based on the expected filing date of the Company's definitive 2007 Proxy Materials, this letter is timely under Rule 14a-8(j).

The Company believes that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

The letter from the Proponent setting forth the Proposal and supporting statement is attached as Exhibit A to this letter. It is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(10) because the Proposal has been substantially implemented by virtue of the amended Company's policy entitled The Home Depot Political Activity and Government Relations Policy (the "Company Policy"). The Company Policy, as adopted in May, 2002, is attached as Exhibit B and the Board resolution, adopted January 4, 2007, authorizing the amendment to the Company Policy is attached as Exhibit C. In fact, much of the conduct that the Proposal seeks to ban is already illegal under the federal election law (2 U.S.C. §441b and 11 CFR 114), and the Company Policy reflects the Company's commitment to abide by the law while demanding the highest standards of professional conduct from its associates.

Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this rule, a proposal need not be implemented in full or precisely as presented by a proponent. Instead, the standard is one of substantial implementation. Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (Mar. 28, 1991). The standard for deciding whether a proposal has been "substantially implemented" does not include the means of implementation of such proposal. As the Commission noted in adopting the predecessor of paragraph (i)(10), "mootness [of a proposal] can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." Rel. No. 34-12994 (Dec. 3, 1976). Thus, in *Intel Corp.* (Feb. 14, 2005), the Staff granted no-action relief permitting exclusion of a proposal that called for a policy of expensing future stock options because it was substantially implemented by the company through an adoption of an accounting standard. Similarly, in *Sun Microsystems, Inc.* (Sept. 12, 2006), the Staff permitted exclusion of a proposal requesting shareholder approval of a poison pill through charter or bylaw amendment that was already substantially implemented through the company's policy.

We believe that the Company Policy "substantially implements" the guidelines set forth in the Proposal, rendering it moot. Specifically, the Proposal states:

> "RESOLVED: That the stockholders of Home Depot assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political non-partisanship. To this end the following practices are to be avoided:
>
> (a) The handing of contribution cards of the single political party to an employee by a supervisor.
>
> (b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as a part of a group of contributions to a political party or fund raising committee.

(c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

(d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

(e) Placing a preponderance of contribution cards of one party at mail station locations."

In essence, the Proposal calls upon the Company to discourage partisan political activities by Company associates on the Company's premises. The Company Policy already bans such activities. In relevant part, the Company Policy states that "The Home Depot ... does not permit the use of corporate resources or [c]ompany time for personal political matters" and "The Home Depot does NOT allow solicitation or distribution of literature on [c]ompany property by any associate or organization unless required by law." (emphasis in original)

Furthermore, the on-the-job political activities identified in clauses (a), (d) and (e) of the Proposal are illegal under the federal election law (2 U.S.C. §441b, 11 CFR 114.3 and 11 CFR 114.4) with respect to non-management employees. The following question and answer portion of the Company Policy exemplifies how the Company Policy bans the activities identified in clauses (a), (d) and (e) of the Proposal:

> *"Can associates use company funds or time on public policy issues?*
>
> Associates must not use Company funds, time, equipment or facilities when working or soliciting on behalf of candidates or political organizations. Associates are free to express their views on public policy issues, but they should make it clear that the views expressed are their own and not those of The Home Depot.
>
> *Can I distribute a campaign brochure about Senator John Doe while I am at work? Can I distribute the brochure on my own time?*
>
> You may not distribute campaign brochures at work. It is against federal law to gather or distribute partisan campaign literature while at work. You may distribute literature on your personal time away from The Home Depot."

In addition, solicitations of political contributions identified in clauses (b) and (c) of the Proposal are also illegal under the federal election law (2 U.S.C. §441b and 11 CFR 114.2(f)). The following question and answer portion of the Company Policy exemplifies how the Company Policy bans the conduct identified in clauses (b) and (c) of the Proposal:

> *"Can I send a memo to a friend at work suggesting that he write a check to Congressman John Smith?*
>
> No. Under federal law, an associate cannot ask for or collect checks for any candidate or support the election or defeat of a candidate while at work."

Because the Company has business interests at stake at the federal, state and local levels, the Company does participate in the political process to the extent that such activity is in furtherance of the interests of the Company's shareholders, customers and associates. In the course of such activity, the Company demands the highest standards of professional conduct from those representing the Company in accordance with the Company Policy. The Company also sponsors a voluntary, nonpartisan political action committee (PAC) called The Home Depot Better Government Committee. Participation in The Home Depot Better Government Committee is strictly on a voluntary and confidential basis. These policies ensure a nonpartisan atmosphere at the Company's workplace.

Moreover, on January 4, 2007, the Board amended the Company Policy in order to further address the concerns of its shareholders including the Proponent. Specifically, the Board resolution states that "the Nominating and Corporate Governance Committee shall review the Company's political contributions annually," and further states that "the Company will post [the Company Policy], and an annual report of its contributions to political candidates, political parties, political committees and other political entities organized and operating under Section 527 of the Internal Revenue Code, on its website." Therefore, not only does the Company Policy prohibit the activities addressed by the Proponent, the Company Policy also provides transparency and enables the Company shareholders to review the Company's corporate practice with respect to political contributions.

As demonstrated above, adoption of the Proposal would have no practical consequence. Moreover, as part of the process of adopting the Company Policy, the Board has already given full consideration to the subject matter of the Proposal and has determined that a corporate policy fully addressing that subject matter is the most appropriate measure. Where the Board has already fully addressed the matter in question after full consideration, the Company is permitted under paragraph (i)(10) to exclude from the proxy statement a proposal that differs inconsequentially from the approach the Board has taken. Furthermore, the Company, and its shareholders, would be confused as to the method of implementing the Proponent's Proposal, were it to be adopted.

Based on the foregoing comparison, the Company believes it is clear that the Proposal has been substantially implemented by the Company Policy and accordingly may be excluded from the 2007 Proxy Materials.

* * * * *

For the foregoing reasons, the Company believes it may exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(10) and respectfully requests that the Staff not recommend enforcement action if the Company does so. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

The Company asks the Proponent to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar /RW

Nicolas Grabar

cc: Evelyn Y. Davis
2600 Virginia Ave. N.W. Suite 215
Washington, D.C. 20037

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

Exhibit A

(Ms. Evelyn Davis's Letter and Proposal)

I gave F.F. a Copy.)

[redacted]
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755

Bob Nardelli, CEO
HOME DEPOT, Atlanta, Georgia

June 21,2006

Dear Bob:

This is a formal notice to the management of HOME DEPOT that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2007 . I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of HOME DEPOT assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political nonpartisanship. To this end the following practices are to be avoided:

"(a) The handing of contribution cards of a single political party to an employee by a supervisor.

"(b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fund raising committee.

"(c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

"(d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

"(e) Placing a preponderance of contribution cards of one party at mail station locations."

REASONS: "The Corporation must deal with a great number of governmental units, commissions and agencies. It should maintain scrupulous political neutrality to avoid embarrassing entanglements detrimental to its business. Above all, it must avoid the appearance of coercion in encouraging its employees to make political contributions against their personal inclination. The Troy (Ohio) News has condemned partisan solicitation for political purposes by managers in a local company (not Home Depot)." "And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report." "Last year the owners of ....*shares, representing approximately 8.8% of shares voting, voted FOR this proposal."
"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

.....*Please fill in correct figure.

CC: SEC in D.C.

Bob: [redacted]

Exhibit B

(The Home Depot, Inc.'s Policy on Political Contributions, as adopted in May, 2002)

Exhibit B

May, 2002

THE HOME DEPOT POLITICAL ACTIVITY AND GOVERNMENT RELATIONS POLICY

Introduction

The Home Depot recognizes that with increasing frequency the actions of public policymakers -- both elected and appointed -- impact our daily business operations and, indeed, the overall profitability of our Company. In an effort to ensure that the government of the United States and the governments of those countries with whom we do business act responsibly and in the best interest of our customers and associates, we must on occasion involve ourselves with the political process. In doing so, The Home Depot demands the highest standards of professional conduct from those representing the Company.

The Home Depot has interests at stake at the federal, state and local levels, and it is entirely appropriate that the Company actively participates in the political process. However, the Company must be mindful that corporate political activity is regulated by both federal and state laws, and violations of these laws carry civil and criminal penalties. In today's world, the media, competitors and others may focus unwanted attention on any improprieties, whether real or merely perceived. Therefore, it is important that associates pay careful attention to the Company's legal and ethical obligations when engaging in political activity.

The Company has adopted this policy to help associates know what conduct is and is not appropriate when participating in the political process.

Political Activity and Government Relations Policy

The Home Depot complies with all legal and regulatory requirements in its political activities and interactions with public officials.

The Home Depot encourages associates to become personally involved in the political process but does not permit the use of corporate resources or Company time for personal political matters.

The Company sponsors a political action committee called The Home Depot Better Government Committee which provides information and opinions on public issues affecting the retail industry in general and the Company in particular.

Participation in The Home Depot Better Government Committee is strictly on a voluntary and confidential basis.

THE HOME DEPOT POLITICAL ACTIVITY AND GOVERNMENT RELATIONS POLICY IMPLEMENTATION GUIDELINES

Corporate Citizenship

The Home Depot engages actively in the government process as a good corporate citizen. We express our opinions on local, state and national issues that affect our business and its profitability. We do not abuse our corporate standing to improperly influence the outcome of political issues.

Corporate Political Communications

There are technical rules governing a corporation's right to make partisan and nonpartisan political communications. To insure that these rules are followed and that political communications accurately reflect The Home Depot's opinion, all corporate political communications must be approved in advance by the Vice President of Government Relations.

In addition to such political communications, The Home Depot may ask associates to make personal contact with government officials or to write letters to present the Company's positions on specific issues. Those associates who communicate with government officials on behalf of the Company must be familiar with regulatory constraints and reporting requirements and observe them. If ever in doubt, associates should seek guidance from our Government Relations and Legal Departments in these matters before taking any action.

What should I do if I want The Home Depot to support a local school bond referendum because I believe it will benefit Home Depot associates?

You should call the Vice President of Government Relations, who is responsible for considering a number of factors in deciding what public communications will be made by The Home Depot concerning the referendum. Also, you may use your personal time and resources to support the referendum.

May I ask other associates to write letters supporting the school board referendum?

On your individual time away from work, you may solicit letters from others. You cannot ask other associates to write letters supporting the referendum on Company time or on Company property unless you have the prior approval of the Vice President of Government Relations.

Political Contributions

Under federal law and some state laws, Company funds and resources cannot be used for contributions to political candidates. However, the Company may lawfully make "soft money" political contributions that do not provide direct support to particular candidates. (Recent changes in the law will prohibit most soft money contributions at the federal level after November 5, 2002. This summary will be amended to reflect the change at that time.)

What constitutes soft money and who must approve it?

Soft money contributions include donations to "party-building" activities, such as voter registration or get-out-the-vote drives. Because soft money contributions are regulated by federal and state law, they must be approved by the Vice President of Government Relations, who will also insure that all applicable reporting requirements are met. Only U.S. nationals (citizens and green-card holders) are permitted by law to make contributions or otherwise participate in company decisions about contributions.

Lobbying

The Company has a First Amendment right to conduct lobbying activities. There are a number of regulations governing lobbying activity at both the federal and state level. In some instances, the Company must register as a lobbyist with the government and may have to file written reports of its lobbying activities.

Who must approve all lobbying activities?

To insure that we comply with all legal and regulatory requirements in this area, all lobbying activities must be approved in advance by the Vice President of Government Relations.

The Home Depot Better Government Committee

The Company sponsors a voluntary, nonpartisan political action committee (PAC) called The Home Depot Better Government Committee. The Committee provides information and opinions that concern the public and may affect the Company. It also supports candidates for office who advocate and pursue governmental policies that promote a favorable business climate for the retail industry in general and The Home Depot in particular. The Committee actively solicits donations; however, participation is strictly voluntary and confidential.

Who is eligible to join or contribute to The Home Depot Better Government Committee?

You are eligible to join or contribute to The Home Depot's PAC if you meet one of the following conditions: (1) you are a management-level (salaried) associate; (2) you own Company stock; or (3) you serve on the Company's Board of Directors. Participation in the PAC (including monetary contributions) is limited to U.S. nationals (citizens and green-card holders).

How are contributions to candidates determined?

The Government Relations staff and a representative of the PAC's Board of Directors review each candidate's record and determine who will receive PAC support. Factors considered during the selection process may include:

- Is there a Home Depot store, office or facility in the candidate's district?
- What is the candidate's position or voting record on issues important to The Home Depot?
- What federal and/or state retail associations or other business groups endorse the candidate?

How can I voice my opinion about the PAC or individual candidates that the PAC supports?

Contact the Government Relations Department (770-433-8211 x12106) to express your opinions about candidates and/or issues.

Individual Political Involvement

Associates are encouraged, as individuals, to get involved in the political process: to vote, to volunteer time and to contribute money to candidates of their own choosing. These decisions and choices are intensely personal, and any donation of time or resources must likewise be personal.

Can associates use company funds or time on public policy issues?

Associates must not use Company funds, time, equipment or facilities when working or soliciting on behalf of candidates or political organizations. Associates are free to express their views on public policy issues, but they should make it clear that the views expressed are their own and not those of The Home Depot.

Can I distribute a campaign brochure about Senator John Doe while I am at work? Can I distribute the brochure on my own time?

You may not distribute campaign brochures at work. It is against federal law to gather or distribute partisan campaign literature while at work. You may distribute literature on your personal time away from The Home Depot.

Can I send a memo to a friend at work suggesting that he write a check to Congressman John Smith?

No. Under federal law, an associate cannot ask for or collect checks for any candidate or support the election or defeat of a candidate while at work.

May I serve as the treasurer of Lisa Doe's campaign for Mayor? Can I keep track of political donations and expenses on my Company computer after business hours? Can donations be sent to my work address?

You can serve the campaign in your personal capacity on your own time, but you cannot work on the Mayor's campaign while at work or use Company resources to work on the campaign at any time. You cannot use the Company's business address for personal political matters.

Can associates hold public office positions?

It is permissible for Home Depot associates to engage in civic activities including holding public office. However, associates may not campaign or solicit support from other associates on Company property and may not use Company time or resources on personal political matters. In the course of performing civic duties, an associate should abstain from all discussions and decisions that specifically involve The Home Depot.

Solicitation

The Home Depot does NOT allow solicitation or distribution of literature on Company property by any associate or organization unless required by law.

Who can I contact for guidance if challenged when enforcing the solicitation policy?

The "no solicitation" policy applies to all outside organizations including political groups and individuals. If you are ever challenged when enforcing the Company's solicitation policy (for example, in California individuals may claim special access rights to common areas), you should immediately contact the Legal Department or the Vice President of Government Relations for guidance.

Can my store permit a candidate to park his campaign van in The Home Depot parking lot?

No. This violates The Home Depot's solicitation policy and could be an unlawful corporate political contribution. If there is any question raised concerning free speech or public access rights, especially in California, you should call the Vice President of Government Relations or the Legal Department for guidance.

The League of Women Voters or another local civic group requests space in a Home Depot store for voter registration. Does this violate our "solicitation" policy?

Yes, it is a violation of our "solicitation" policy. No organization may distribute literature on Home Depot property unless access is required by law.

Gifts to Government Officials

Gifts or payments to government officials to obtain favorable treatment are strictly prohibited. Associates and agents working on behalf of the Company may not give extravagant gifts or excessively entertain any official or employee of a government agency that regulates the conduct of The Home Depot or that does business with The Home Depot. This restriction applies to federal and state agencies, as well as to Members of the legislature and their staffs. Modest gifts and entertainment may be provided only if allowed by the agency or other relevant government entity in question.

Can I pay for the lunch of a zoning official? Does it matter if The Home Depot has a matter pending before this official?

If there is any Home Depot matter pending before the official, you should not offer to pay any personal expenses of the official, including lunch, to avoid even an appearance of impropriety. If no Company matter is pending before the official, you must still determine if local laws and agency regulations permit such modest entertainment before offering to pay. The Home Depot's Government Relations Department will provide you with this information.

Payments to Foreign Officials

Gifts or payments to foreign government officials to obtain favorable treatment are also strictly prohibited, whether made directly or through another person. There is a very limited exception in U.S. law for so-called "facilitation" payments. These are small payments made to facilitate non-discretionary government actions such as police and fire protection or delivering the mail. Such payments can be made only if these payments are:

- permitted under the Foreign Corrupt Practices Act;
- approved under the Company's Foreign Corrupt Practices Act Policy; and
- properly reflected in the books and records of the Company.

Refer to The Home Depot's Foreign Corrupt Practices Act Policy for specific information on what can and cannot be done. Call the Ethics Office for guidance when in doubt.

Violations

Associates are expected to report suspected violations of this policy to Government Relations or the Legal Department. The Home Depot will enforce its Political Activity and Government Relations Policy by investigating alleged violations and disciplining associates who knowingly violate its policy.

For More Information

We have provided these guidelines to help you understand our requirements for compliance in this policy area. If you need more information, please call Government Relations Department at 770-433-8211. If you believe you have observed any potential violation of Company policy, please contact your manager or the Corporate Compliance Department, or call the AlertLine at 800-286-4909.

Exhibit C

(Board Resolution, dated Jan. 4, 2007, Amending Policy on Political Contributions)

RESOLUTION REGARDING POLITICAL CONTRIBUTIONS

RESOLVED, that the Board deems it to be in the best interest of the Company and its shareholders to amend its Political Activity and Government Relations Policy to provide the following:

(a) the Company will post The Home Depot Political Activity and Government Relations Policy, and an annual report of its contributions to political candidates, political parties, political committees and other political entities organized and operating under Section 527 of the Internal Revenue Code, on its website; and

(b) the Nominating and Corporate Governance Committee shall review the Company's political contributions annually.

RESOLVED FURTHER, that the Board authorizes and directs the Company's General Counsel to revise The Home Depot Political Activity and Government Relations Policy to reflect such amendment in substantially the form set forth above.

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

January 16, 2007

Re: HOME DEPOT

Office of the Chief Counsel
Division of Corporate Finance
SEC
100 First Street, NE
Washington, DC 20549

Gentlemen and Ladies:

NOTHING HAS CHANGED at Home Depot. AS YOU ALL know this resolution has been UPHELD over and over again by the SEC, notably a few years ago at HOME DEPOT. My resolution deals with political neutrality. They talk about disclosing political contributions on their website. The SEC at Bristol Myers upheld me – that no one should be compelled to use the Internet – when they came with substantially their same arguments "by posting it on their website."

MANY senior citizens, and MANY others do not even own a computer (I do, but many do not). Besides, then one would have to be a computer wizard to download information from those websites. NO ONE SHOULD be forced to have to use the Internet!!! OUTRAGEOUS. In my resolution I ask for political neutrality. As you recall, then CEO Bob Nardelli gave fundraisers at his home for Bush and other Republicans raising millions of dollars, as disclosed in THE major media!!! That is NOT political neutrality. I personally am a registered Republican, but I do vote a split ballot!! NO one should be forced to use the internet. Only very large shareholders with a staff (including institutional stockholders) do have such computer wizards on their staffs. If I am not upheld, I ask for a review by the FULL COMMISSION. They are trying to force the Internet on senior citizens and others. Let them use NEWSPAPERS if they wish to show their political neutrality!!!! Things are no different at Home Depot then they were!!

Sincerely,

Mrs. Evelyn Y. Davis

cc: Frank Blake, CEO Home Depot

P. S. Recent surveys show that only about 30% of senior citizens do have a computer, mostly with BASICS.

P.P.S. The SAME BOARD OF DIRECTORS who gave Nardelli his outrageous severance pay now says it will review all POLITICAL contributions. What a joke — one cannot trust THAT bunch!!! I was upheld BEFORE on the same resolution by the SEC, and the SAME thing stands. THEY are getting DESPERATE!!!! The SEC recently at a meeting unanimously voted to give shareholders the right to request paper proxy statements instead of Internet proxy statements.

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037
(202) 737-7755

January 16, 2007

Re: HOME DEPOT

Office of the Chief Counsel
Division of Corporate Finance
SEC
100 First Street, NE
Washington, DC 20549

Gentlemen and Ladies):

NOTHING HAS CHANGED at Home Depot. AS YOU ALL know this resolution has been UPHELD over and over again by the SEC, notably a few years ago at HOME DEPOT. My resolution deals with political neutrality. They talk about disclosing political contributions on their website. The SEC at Bristol Myers upheld me – that no one should be compelled to use the Internet – when they came with substantially the same arguments "by posting it on their website,".

MANY senior citizens, and MANY others do not even own a computer (I do, but many do not). Besides, then one would have to be a computer wizard to download information from those websites. NO ONE SHOULD be forced to have to use the Internet!!! OUTRAGEOUS. In my resolution I ask for political neutrality. As you recall, then CEO Bob Nardelli gave fundraisers at his home for Bush and other Republicans raising millions of dollars, as disclosed in THE major media!!! That is NOT political neutrality. I personally am a registered Republican, but I do vote a split ballot!! NO one should be forced to use the internet. Only very large shareholders with a staff (including institutional stockholders) do have such computer wizards on their staffs. If I am not upheld, I ask for a review by the FULL COMMISSION. They are trying to force the Internet on senior citizens and others. Let them use NEWSPAPERS if they wish to show their political neutrality!!!! Things are no different at Home Depot then they were!!

Sincerely,

Mrs. Evelyn Y. Davis

cc: Frank Blake, CEO Home Depot

P. S. Recent surveys show that only about 30% of senior citizens do have a computer, mostly with BASICS.

P.P.S. The SAME BOARD OF DIRECTORS who gave Nardelli his outrageous severance pay now says it will review all POLITICAL contributions. What a joke — one cannot trust THAT bunch!!! I was upheld BEFORE on the same resolution by the SEC, and the SAME thing stands. THEY are getting DESPERATE!!!! The SEC recently at a meeting unanimously voted to give shareholders the right to request paper proxy statements instead of Internet proxy statements.

Federated
DEPARTMENT STORES, INC.

Terry J. Lundgren
Chairman, President and Chief Executive Officer

January 11th, 2007

Mrs. Evelyn Y. Davis
Editor, Highlights and Lowlights
Watergate Office Building
Suite 215
2500 Virginia Ave., N.W.
Washington, D.C. 20037

Dear Evelyn:

We have given a lot of thought to the shareholder resolution you submitted in your letter dated September 9, 2006. Your resolution requests that we put in place procedures to issue paper stock certificates to any shareholder that asks for paper certificates.

Although we believe that direct registration is a safer and more cost efficient method of reflecting and recording stock ownership, we acknowledge and appreciate your concerns that not all shareholders are comfortable with the direct registration process and that many shareholders prefer to have physical stock certificates that they can maintain in their own files. After much discussion and consideration of your recommendation, we have decided to make paper stock certificates available to shareholders upon request.

Our treasury staff is currently working with The Bank of New York, Federated's stock transfer agent, to develop procedures to accommodate requests by shareholders for paper stock certificates. We expect to have those procedures in place by the end of January. As soon as we have the procedures in place, we will issue a paper stock certificate to any shareholder who requests a physical stock certificate. For now, we do not plan to charge a shareholder any fees in connection with this initial issuance of a stock certificate.

In light of the foregoing actions, I respectfully request that you withdraw the shareholder resolution that you submitted to Federated for this year's annual meeting. I would appreciate it if you would send me a letter formally withdrawing your proposal.

If you have any questions, please don't hesitate to call me. As always, Evelyn, we appreciate your interest in Federated.

Best regards,

Terry

Fax (212) 656 5595
NYSE GROUP Should do the Same

January 16, 200[illegible]

Dear Terry: I am hereby withdrawing my resolution re paper stock certificates. BE SURE I get the first paper stock certificate.

Love, Evelyn

Fax (212) 494 5192

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

January 16, 2007

Re: HOME DEPOT

Office of the Chief Counsel
Division of Corporate Finance
SEC
100 First Street, NE
Washington, DC 20549

Gentlemen and Ladies:

NOTHING HAS CHANGED at Home Depot. AS YOU ALL know this resolution has been UPHELD over and over again by the SEC, notably a few years ago at HOME DEPOT. My resolution deals with political neutrality. They talk about disclosing political contributions on their website. The SEC at Bristol Myers upheld me – that no one should be compelled to use the Internet – when they came with substantially their same arguments "by posting it on their website."

MANY senior citizens, and MANY others do not even own a computer (I do, but many do not). Besides, then one would have to be a computer wizard to download information from those websites. NO ONE SHOULD be forced to have to use the Internet!!! OUTRAGEOUS. In my resolution I ask for political neutrality. As you recall, then CEO Bob Nardelli gave fundraisers at his home for Bush and other Republicans raising millions of dollars, as disclosed in THE major media!!! That is NOT political neutrality. I personally am a registered Republican, but I do vote a split ballot!! NO one should be forced to use the internet. Only very large shareholders with a staff (including Institutional stockholders) do have such computer wizards on their staffs. If I am not upheld, I ask for a review by the FULL COMMISSION. They are trying to force the Internet on senior citizens and others. Let them use NEWSPAPERS if they wish to show their political neutrality!!!! Things are no different at Home Depot then they were!!

Sincerely,

Mrs. Evelyn Y. Davis

cc: Frank Blake, CEO Home Depot

P. S. Recent surveys show that only about 30% of senior citizens do have a computer, mostly with BASICS.

P.P.S. The SAME BOARD OF DIRECTORS who gave Nardelli his outrageous severance pay now says it will review all POLITICAL contributions. What a joke — one cannot trust THAT bunch!!! I was upheld BEFORE on the same resolution by the SEC, and the SAME thing stands. THEY are getting DESPERATE!!!! The SEC recently at a meeting unanimously voted to give shareholders the right to request paper proxy statements instead of Internet proxy statements.

RECEIVED 1/16/07

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 8, 2007

The proposal recommends that Home Depot affirm its political non-partisanship by avoiding practices that are specified in the proposal.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser

END